FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

 ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utilities
Holding Company Act of 1935 or Section 30(H) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol				6. Relationship of Reporting Person(s) to Issuer
Lindner Keith E.	AMERICAN FINANCIAL GROUP, INC. (AFG)				(Check all applicable) __X__ Director _ __ 10% Owner
(Last) (First) (Middle)	3. IRS or Social Security		4. Statement for		__X__ Officer (give		____ Other (Specify
One East Fourth Street	Number of Reporting Person (Voluntary)		Month/Year	December 31, 2002	Title below Co-President
(Street)			5. If Amendment, Date of Original		7. Individual or Joint/Group Reporting (Check Applicable Line)
Cincinnati OH 45202			(month/Year)		_X_ Form filed by One Reporting Person ___ Form filed by More than One than Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/Year)	2.A. Deemed Execution Date, if any Month/Day/ Year)	3. Trans- action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		5. Amount of Securities Beneficially Owned at the end of	6. Owner- ship Form: Direct (D) or	7. Nature of InDirect Bene ficial Owner- ship
			Amount	(A) or (D)	Price	Issuer's Fiscal Year (Instr. 3 and 4)	Indirect (I) (Instr. 4)	(Instr. 4)
Common Stock						277,039	D
Common Stock						1,891,621	I	#1
Common Stock						2,217,661	I	#2
Common Stock						1,949	I	#4
Common Stock						1,949	I	#5
Common Stock						341	I	#6
Common Stock						341	I	#7
Common Stock						1,949	I	#8
Common Stock						1,885	I	#9
Common Stock						1,949	I	#10
Common Stock						-0-	I	#12
Common Stock						1,500,000	I	#13
Common Stock						219.42	I	401-K(a)

If the form is filed by more than one person, see Instruction 4(b)(v).

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Table II - Derivative Securities Aquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- or Exercise Price of Derivative Security	3. Trans- action Date if any	3A. Deemed Execution Date if any		4. Trans- action Code	5.Number of Deriv- ative Securities Acquired (A) or Disposed of (D)	6. Date Exer- cisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative	9. Number of deriv- ative Securities Bene-	10. Owner- ship Form of Deriva-	11. Nature of In- direct Bene- ficial
		(Month/ Day/ Year)	(Month/ Day/ Year)		(Instr. 8)	(Instr. 3, 4 and 5)				Amount or	Secur -ity	ficially Owned at End	tive Security Direct or	Owner- ship
					(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Number of Shares	(Instr. 5)	of Month (Instr. 4)	Indirect (I) (Instr 4)	(Instr. 4)
Deferred Compensa-tion Obligation(b)		5/17/02		A	4,400.015		(b)	(b)	Common Stock	4,400.015	$23.753	12,261.968	D

Explanation of Responses:   .

(a)  The number of shares of Common Stock which would be represented by the value of the Reporting Person's Common Stock Fund account in the Issuer's Retirement and Savings Plan ("401(k) Plan"),
     based on a 401(k) Plan statement dated as of 12/31/02.
(b)  Represents a bonus deferred by the Reporting Person in the Issuer's Deferred Compensation Plan. The account value increases or decreases based on the value of the Issuer's common stock. Upon termination of employment, the Reporting Person's account balance may be distributed, at the option of the Issuer, either in cash or in shares of the Issuer's common stock.

Indirect #1   By Keith E. Lindner, Trustee of the Keith E. Lindner Living Trust dated June 2, 1992.
Indirect #2   By Keith E. Lindner, Trustee of the Keith E. Lindner 1996-2 Qualified Annuity Trust dated 3/28/96.
Indirect #3   Held by Spouse of Reporting Person.
Indirect #4   By Keith E. Lindner, Custodian for minor child.
Indirect #5   By Keith E. Lindner, Custodian for minor child.
Indirect #6   By Courtney O'Neil & Christopher Hewett, Trustees of the Keith E. Lindner 1992 Trust dated 12/22/92.
Indirect #7   By Keith E. Lindner and Christopher B. Hewett, Trustees of the Courtney O'Neil 1992 Trust dated 12/22/92.
Indirect #8   By Keith E. Lindner, Custodian for minor child.
Indirect #9   By Keith E. Lindner, & Christopher Hewett, Trustees of the Courtney O'Neil Living Trust Dated 6/02/92.
Indirect #10   By Keith E. Lindner, Custodian for Court Edward Lindner.
Indirect #11   Courtney O'Neil Lindner
Indirect #12   KEL Investment, LLC, a limited liability company directly or indirectly wholly-owned by the Reporting Person

* If the form is filed by more than one reporting person, see Instruction 5(b)(v)
** Intentional mistatements or omissions of facts constitute Federal Criminal Violations.	_____Keith E. Lindner__________________ February 6, 2003
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	** Signature of Reporting Person Date Keith E. Lindner
Karl J. Grafe, as Attorney-in-Fact

Note:   File three copies of this Form, one of which must be manually signed.
        If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number

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